The information in this preliminary pricing supplement is not complete and may be changed.

Preliminary Pricing Supplement    SUBJECT TO COMPLETION              May 8, 2009

                     Pricing Supplement dated May [ ], 2009
             to the Product Prospectus Supplement dated May 7, 2009,
                    the Prospectus dated January 5, 2007 and
                the Prospectus Supplement dated February 28, 2007

  [RBC LOGO]             $
                         Royal Bank of Canada

                         Bullish Buffered Return Notes
                         Linked to a Global Basket of Indices, due May 31, 2012


Royal Bank of Canada is offering the Bullish Buffered Notes (the "notes") linked to the performance of the Reference Asset named below. The prospectus dated January 5, 2007, the prospectus supplement dated February 28, 2007 and the product prospectus supplement dated May 7, 2009 describe terms that will apply generally to the notes, including any notes you purchase. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control. The notes vary from the notes described in the product prospectus supplement in several important ways. You should read this pricing supplement carefully.

Issuer:                    Royal Bank of Canada ("Royal Bank")

Issue:                     Senior Global Medium-Term Notes, Series C

Underwriter:               RBC Capital Markets Corporation

Reference Asset:           The Reference Asset is a Basket of the following
                           equity indices (each, a "Basket Index"):

                           Name of Index and Ticker      Component Weight       Initial Asset Level
                           ------------------------      ----------------       -------------------
                           S&P 500 Index (SPX)           33.3333%

                           Dow Jones Euro STOXX 50       33.3333%
                           Index (SX5E)

                           Nikkei 225 Index (NKY)        33.3334%

Currency:                  U.S. Dollars

Minimum Investment:        $1,000

Pricing Date:              May 26, 2009

Issue Date:                May 29, 2009

CUSIP:                     78008GS86

Valuation Date:            May 25, 2012

Interest Payable:          None

Payment at Maturity (if    The Payment at Maturity will be calculated as
held to maturity):         follows:

                           1. If the Final Level is greater than or equal to the Initial Level, then the Payment at Maturity will equal:

                                 Principal Amount + (Principal Amount x
                                 Percentage Change)

                                 However, the Payment at Maturity will not exceed the Maximum Redemption Amount.

                           2. If the Final Level is less than or equal to the Initial Level, but is greater than or equal to the Buffer Level, then the Payment at Maturity will equal the Principal Amount of the notes.

                           3. If the Final Level is less than the Buffer Level, then the Payment at Maturity will equal:

                                 Principal Amount + ((Principal Amount x
                           (Percentage Change + Buffer Percentage))


Percentage Change:         The Percentage Change, expressed as a percentage, is
                           equal to the sum of the weighted percentage of changes of the Basket Indices. The weighted percentage change for each Basket Index is calculated using the following formula:

                                         Final Index Level - Initial Index Level
                      Component Weight x ---------------------------------------
                                                   Initial Index Level

                           where, the Initial Index level is the closing level of a Basket Index on the Pricing Date, and the Final Index Level is the closing level of a Basket Index on the Valuation Date.

Maximum Redemption         140% of the Principal Amount of your notes.
Amount:

Buffer Percentage:         20%

Buffer Level:              [ ]  (80% of the Initial Asset Level)

Leverage Factor            100% (one for one on the upside)

Initial Level:             The weighted sum of the Initial Asset Levels of the
                           Basket Indices, to be determined on the Pricing Date.

Final Level:               The weighted sum of the Final Asset Levels of the
                           Basket Indices, to be determined on the Valuation
                           Date.

Maturity Date:             May 31, 2012, subject to extension for market and
                           other disruptions, as described in the product prospectus supplement.

Term:                      Three (3) years

Principal at Risk:         The notes are NOT principal protected. You may lose
                           all or a substantial portion of your principal amount at maturity if there is a decrease in the level of the Reference Asset from the Pricing Date to the Valuation Date.

U.S. Tax Treatment:        By purchasing a note, each holder agrees (in the
                           absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat the notes as a pre-paid cash-settled derivative contract for U.S. federal income tax purposes. However, the U.S. federal income tax consequences of your investment in the notes are uncertain and the Internal Revenue Service could assert that the notes should be taxed in a manner that is different from that described in the preceding sentence.

                           For further discussion of the U.S. federal tax consequences applicable to the notes, please see the discussion in the prospectus, the prospectus supplement and the product prospectus supplement which applies to your investment in the notes.

Secondary Market:          RBC Capital Markets Corporation (or one of its
                           affiliates), though not obligated to do so, plans to maintain a secondary market in the notes after the Issue Date. The amount that you may receive upon sale of your notes prior to maturity may be less than the principal amount of your notes.

Listing: The notes will not be listed on any securities exchange or quotation system.

Clearance and              DTC global (including through its indirect
Settlement:                participants Euroclear and Clearstream, Luxembourg as
                           described under "Description of Debt
                           Securities--Ownership and Book-Entry Issuance" in the prospectus dated January 5, 2007).

Terms Incorporated in      All of the terms appearing above the item captioned
the Master Note:           "Secondary Market" on page p-2 of this pricing
                           supplement and the terms appearing under the caption
                           "General Terms of the Notes" in the product prospectus supplement dated May 7, 2009, as modified by this pricing supplement.

Investing in the notes involves a number of risks. See "Risk Factors" beginning on page S-1 of the prospectus supplement dated February 28, 2007 and "Additional Risk Factors Specific to Your Notes" beginning on page PS-4 of the product prospectus supplement dated May7, 2009.

None of the Securities and Exchange Commission, any state securities commission or any other regulatory body has approved or disapproved of the notes or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation (the "FDIC") or any other Canadian or U.S. government agency or instrumentality. The notes are not guaranteed under the FDIC's Temporary Liquidity Guarantee Program.

                                                                              Per Note         Total
                                                                              --------         -----
   Price to public......................................................          %         $
   Underwriting discounts and commission................................          %         $
   Proceeds to Royal Bank...............................................          %         $


The price to purchasers who maintain accounts with participating dealers in which only asset-based fees are charged is __%. The price at which you purchase the notes includes hedging costs and profits that Royal Bank or its affiliates expect to incur or realize. These costs and profits will reduce the secondary market price, if any secondary market develops, for the notes. As a result, you may experience an immediate and substantial decline in the market value of your notes on the Issue Date.

If the notes priced on the date of this preliminary pricing supplement, RBC Capital Markets Corporation, which we refer to as RBCCM, acting as agent for Royal Bank of Canada, would receive a commission of approximately $36.25 per $1,000 in principal amount of the notes and would use a portion of that commission to allow selling concessions to other dealers of approximately $36.25 per $1,000 in principal amount of the notes. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. If the notes priced on the date of this preliminary pricing supplement, the price of the notes would also include a profit of $15.00 per $1,000 in principal amount earned by Royal Bank of Canada in hedging its exposure under the notes. In no event will the total of the commission received by RBCCM, which includes concessions to be allowed to other dealers, and the hedging profits of Royal Bank of Canada exceed $66.25 per $1,000 in principal amount of the notes.

We may use this pricing supplement in the initial sale of the notes. In addition, RBC Capital Markets Corporation or another of our affiliates may use this pricing supplement in a market-making transaction in the notes after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

                         ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the prospectus dated January 5, 2007, as supplemented by the prospectus supplement dated February 28, 2007 and the product prospectus supplement dated May 7, 2009, relating to our Senior Global Medium-Term Notes, Series C, of which these notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the prospectus supplement dated February 28, 2007 and "Additional Risk Factors Specific to Your Notes" in the product prospectus supplement dated May 7, 2009, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes. You may access these documents on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated January 5, 2007:
http://www.sec.gov/Archives/edgar/data/1000275/000090956707000025/
o34295e424b3.htm

Prospectus Supplement dated February 28, 2007:
http://www.sec.gov/Archives/edgar/data/1000275/000090956707000285/
o35030e424b3.htm

Product Prospectus Supplement dated May 7, 2009:
http://www.sec.gov/Archives/edgar/data/1000275/000121465909001144/
a5694424b5.txt

Our SEC file number is 333-139359. As used in this pricing supplement, the "Company," "we," "us," or "our" refers to Royal Bank of Canada.

                              HYPOTHETICAL RETURNS

     The examples set out below are included for illustration purposes only. The hypothetical levels of the Reference Assets used to illustrate the calculation of the Payment at Maturity are not estimates or forecasts of the Initial Levels, or the levels of the Reference Assets on the Valuation Date or on any trading day prior to the Maturity Date. All examples assume that a holder has purchased Notes with an aggregate Principal Amount of $1,000, a Buffer Percentage of 20% (Buffer Level is 80% of the Initial Reference Asset Price), a Maximum Redemption Amount of 140% and that no market disruption event has occurred.



     Example 1 - Calculation of the Payment at Maturity where the Final Level is greater than the Initial Level (and the Payment at Maturity is less than the Maximum Redemption Amount).

          Percentage Change:            5%
          Payment at Maturity:          $1,000 + ($1,000 x 5%) = $1,000 + $50 =
                                        $1,050

          On a $1,000 investment, a 5% Percentage Change results in a Payment at Maturity of $1,050, a 5% return on the notes.


     Example 2 - Calculation of the Payment at Maturity where the Final Level is greater than the Initial Level (and the Payment at Maturity is subject to the Maximum Redemption Amount).

          Percentage Change:            60%
          Payment at Maturity:          $1,000 + ($1,000 x 60%) = $1,000 + $600
                                        = $1,600; however, the Maximum
                                        Redemption Amount is $1,400.

          On a $1,000 investment, a 60% Percentage Change results in a Payment at Maturity of $1,400, a 40% return on the notes.


     Example 3 - Calculation of the Payment at Maturity where the Final Level is less than or equal to the Initial Level but not less than the Buffer Level.

           Percentage Change:           -10%
           Payment at Maturity:         At maturity, the Final Level is less
                                        than the Initial Level but not less than the Buffer Level; therefore, the Payment at Maturity will equal the Principal
                                        Amount.

          On a $1,000 investment, a -10% Percentage Change results in a Payment at Maturity of $1,000, a 0% return on the notes.


     Example 4 - Calculation of the Payment at Maturity where the Final Level is less than the Buffer Level.

          Percentage Change:            -25%
          Payment at Maturity:          $1,000 + [$1,000 x (-25% + 20%)] =
                                        $1,000 - $50 = $950.

          On a $1,000 investment, a -25% Percentage Change results in a Payment at Maturity of $950, a -5% return on the notes.

              ADDITIONAL INFORMATION REGARDING THE REFERENCE ASSET

     Please refer to the description of each of the Basket Indices included in the Reference Asset on pages PS-36 (Dow Jones Euro STOXX 50 Index), PS-38 (Nikkei 225 Index) and PS-51 (S&P 500 Index) of the product prospectus supplement.

Historical Information

The graphs below set forth the historical performance of each Basket Index. In addition, below each graph is a table setting forth the intra-day high, intra-day low and period-end closing levels of the Basket Assets. The information provided in this table is for the four calendar quarters of 2006, 2007, and 2008, the first quarter of 2009, as well as for the period from April 1, 2009 through May 7, 2009.

We obtained the information regarding the historical performance of each Basket Index in the chart below from Bloomberg Financial Markets and Factset Research Systems Inc.

We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets and Factset Research Systems Inc. The historical performance of each Basket Index should not be taken as an indication of future performance, and no assurance can be given as to the level of the Basket Assets on the Valuation Date. We cannot give you assurance that the performance of the Basket Assets will result in any return in addition to your initial investment.

                               S&P 500 INDEX (SPX)
                                (May-99 - May-08)
                                 [CHART OMITTED]



  Period-Start        Period-End           High Intra-Day             Low Intra-Day             Period-End Closing
      Date               Date               Price of the               Price of the           Price of the Reference
                                         Reference Asset in         Reference Asset in               Asset in
                                                 ($)                        ($)                         ($)
      ----               ----                    ---                        ---                         ---
    1/1/2006           3/31/2006               1310.88                    1245.74                     1294.83
    4/1/2006           6/30/2006               1326.7                     1219.29                     1270.2
    7/1/2006           9/29/2006               1340.28                    1224.54                     1335.85
   9/30/2006          12/29/2006               1431.81                    1327.1                      1418.3

    1/1/2007           3/30/2007               1461.57                    1363.98                     1420.86
   3/31/2007           6/29/2007               1540.56                    1416.37                     1503.35
   6/30/2007           9/28/2007               1555.9                     1370.6                      1526.75
   9/29/2007          12/31/2007               1576.09                    1406.1                      1468.36

    1/1/2008           3/31/2008               1471.77                    1256.98                     1322.7
    4/1/2008           6/30/2008               1440.24                    1272                        1280
    7/1/2008           9/30/2008               1313.15                    1106.42                     1166.36
   10/1/2008          12/31/2008               1167.03                     741.02                      903.25

    1/1/2009           3/31/2009                943.85                     666.79                      797.87
    4/1/2009            5/7/2009                929.58                     783.32                      907.39


              PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

                                 NIKKEI 225 (NKY)
                                (May-99 - May-08)
                                 [CHART OMITTED]



  Period-Start        Period-End           High Intra-Day             Low Intra-Day             Period-End Closing
      Date               Date               Price of the               Price of the           Price of the Reference
                                         Reference Asset in         Reference Asset in               Asset in
                                                 ($)                        ($)                         ($)
      ----               ----                    ---                        ---                         ---
    1/1/2006           3/31/2006              17125.64                   15059.52                    17059.66
    4/1/2006           6/30/2006              17563.37                   14045.53                    15505.18
    7/1/2006           9/29/2006              16414.94                   14437.24                    16127.58
   9/30/2006          12/29/2006              17301.69                   15615.56                    17225.83

    1/1/2007           3/30/2007              18300.39                   16532.91                    17287.65
   3/31/2007           6/29/2007              18297                      16999.05                    18138.36
   6/30/2007           9/28/2007              18295.27                   15262.1                     16785.69
   9/29/2007          12/31/2007              17488.97                   14669.85                    15307.78

    1/1/2008           3/31/2008              15156.66                   11691                       12525.54
    4/1/2008           6/30/2008              14601.27                   12521.84                    13481.38
    7/1/2008           9/30/2008              13603.31                   11160.83                    11259.86
   10/1/2008          12/31/2008              11456.64                    6994.9                      8859.56

    1/1/2009           3/31/2009               9325.35                    7021.28                     8109.53
    4/1/2009            5/7/2009               9464.43                    8084.62                     9385.7


              PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

                             DJ EURO STOXX 50 (SX5E)
                                (May-99 - May-08)
                                 [CHART OMITTED]



  Period-Start        Period-End           High Intra-Day             Low Intra-Day             Period-End Closing
      Date               Date               Price of the               Price of the           Price of the Reference
                                         Reference Asset in         Reference Asset in               Asset in
                                                 ($)                        ($)                         ($)
      ----               ----                    ---                        ---                         ---
    1/1/2006           3/31/2006               3881.69                    3515.07                     3853.74
    4/1/2006           6/30/2006               3897.4                     3379.66                     3648.92
    7/1/2006           9/29/2006               3921.15                    3462.77                     3899.41
   9/30/2006          12/29/2006               4147.38                    3858.87                     4119.94

    1/1/2007           3/30/2007               4278.22                    3906.15                     4181.03
   3/31/2007           6/29/2007               4572.82                    4163.77                     4489.77
   6/30/2007           9/28/2007               4564.03                    4028.72                     4381.71
   9/29/2007          12/31/2007               4502.8                     4176.3                      4399.72

    1/1/2008           3/31/2008               4411.59                    3417.25                     3628.06
    4/1/2008           6/30/2008               3900.3                     3298.05                     3352.81
    7/1/2008           9/30/2008               3456.81                    2924.13                     3038.2
   10/1/2008          12/31/2008               3130.25                    2128.29                     2447.62

    1/1/2009           3/31/2009               2608.15                    1765.49                     2071.13
    4/1/2009            5/7/2009               2488.93                    2021.53                     2406.08


              PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

                        SUPPLEMENTAL PLAN OF DISTRIBUTION

     We expect that delivery of the notes will be made against payment for the notes on or about May 29, 2009, which is the third (3rd) business day following the Pricing Date (this settlement cycle being referred to as "T+3"). See "Plan of Distribution" in the prospectus supplement dated February 28, 2007.

No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this pricing supplement or the accompanying prospectus, prospectus supplement or product prospectus supplement and, if given or made, such information or representation must not be relied upon as having been authorized by Royal Bank of Canada or RBC Capital Markets Corporation. This pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in this pricing supplement nor do they constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement at any time does not imply that the information they contain is correct as of any time subsequent to their respective dates.

                                        $

                                   [RBC LOGO]



                     Bullish Buffered Enhanced Return Notes

             Linked to a Global Basket, of Indices due May 31, 2012





                                  May [ ], 2009